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                                             OMB APPROVAL
                                             OMB Number:        3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          World Acceptance Corporation
                                (Name of Issuer)

                                 Common Shares
                         (Title of Class of Securities)

                                   981419104
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

SEC 1745 (2/92)

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CUSIP No. 981419104                      13G            Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles D. Walters

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

 NUMBER OF     5    SOLE VOTING POWER
   SHARES           1,931,741
BENEFICIALLY
  OWNED BY     6    SHARED VOTING POWER
   EACH             0
 REPORTING
  PERSON       7    SOLE DISPOSITIVE POWER
   WITH             1,931,741

               8    SHARED DISPOSITIVE POWER
                    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,931,741

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* xx

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.1

12   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!




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                                                               Page 3 of 4 pages

ITEM

                  A.       World Acceptance Corporation

                  B.       108 Frederick Street
                           Greenville, South Carolina 29607


ITEM I.

                  A.       Charles D. Walters

                  B.       108 Frederick Street
                           Greenville, South Carolina 29607

                  C.       United States.

                  D.       Common Shares.

                  E.       981419104.


ITEM II. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.


ITEM III.   OWNERSHIP.

                  The following information is as of December 31, 1996:

                  A.  1,931,741 shares.(1)

                  B.  10.1%.

                  C.       (i)    1,931,741 shares.(1)

                           (ii)   0 shares.

                           (iii)  1,931,741.(1)

                           (iv)   0 shares.


--------
1 Includes 256,141 shares subject to options exercisable within 60 days of December 31, 1996 and 400,000 shares held in a family limited partnership of which Mr. Walters is the general partner. Pursuant to Rule 13d-4, the filing of this statement shall not be construed as an admission that the reporting person is, or was, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.


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                                                               Page 4 of 4 pages

ITEM IV.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM V.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.


ITEM VI. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM VII.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.


ITEM VIII.        NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM IX.          CERTIFICATION.

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 1997
                                          -----------------------------------
                                                          Date



                                           /s/    Charles D. Walters
                                          -----------------------------------
                                                      Signature


                                                  Charles D. Walters
                                          -----------------------------------